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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 1)


                              PURE RESOURCES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   74622E 10 2
                                 (CUSIP Number)

                                Jack D. Hightower
                              Pure Resources, Inc.
                                500 West Illinois
                              Midland, Texas 79701
                                 (915) 498-8600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 13, 2001
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 74622E 10 2             SCHEDULE 13D

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
           Jack D. Hightower
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                        PF
                                                                00  (See Item 3)
--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization              United States of America

--------------------------------------------------------------------------------
      Number of               (7)   Sole Voting Power             3,181,266/(1)/
      Shares                  --------------------------------------------------
      Beneficially            (8)   Shared Voting Power               32,709,067
      Owned by                --------------------------------------------------
      Each                    (9)   Sole Dispositive Power             3,181,266
      Reporting               --------------------------------------------------
      Person With             (10)  Shared Dispositive Power                   0
      --------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      35,890,333
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          [ ]
           N/A
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)              69.8%/(2)/

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                             IN

--------------------------------------------------------------------------------


-------------
      /(1)/ Includes shares owned or subject to options currently exercisable or exercisable within 60 days held by Mr. Hightower; however, it does not include shares subject to options owned by Mr. Hightower that are not exercisable within 60 days.

      /(2)/ Based on the 50,162,156 shares of Common Stock outstanding as of November 6, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001.


                                     Page 2

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          The Schedule 13D filed by the reporting person on June 5, 2000 is hereby amended as follows:

Item 1.   Security and Issuer.

          Item 1 is amended and restated in its entirety as follows:

          The class of equity securities to which this statement (the "Statement") relates is common stock, par value $.01 per share (the "Common Stock"), of Pure Resources, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 500 West Illinois, Midland, Texas 79701.


Item 2.   Identity and Background.

          Item 2 is hereby amended by restating subpart (2) in its entirety as follows:

     (2)  Business address:  500 West Illinois, Midland, Texas 79701.


Item 3.   Source and Amount of Funds or Other Consideration.

          No modification.


Item 4.   Purpose of Transaction.

          No modification.


Item 5.   Interest in Securities of the Issuer.

          Subparts (a)-(b) are amended and restated as follows:

     (a)-(b) The number of shares of Common Stock to which Mr. Hightower has sole dispositive and voting power is 3,181,266 (representing approximately 6.2% of the Common Stock outstanding as of November 6, 2001, as represented in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001). Of these 3,181,266 shares, Mr. Hightower has the right to acquire 1,263,971 shares of Common Stock upon the exercise of stock options that are currently exercisable or exercisable within 60 days. Mr. Hightower also holds stock options covering an additional 796,656 shares of Common Stock which are not included in this number because they are not exercisable within 60 days. Additionally, by virtue of the Voting Agreement, Mr. Hightower may be deemed to share with Union Oil the power to vote the 32,709,067 shares of Common Stock subject to the Voting Agreement held by Union Oil (representing approximately 65.2% of the Common Stock outstanding as of November 6, 2001). However, Mr. Hightower has no dispositive power with respect to these shares, and he disclaims any beneficial ownership of the shares of Common Stock held by Union Oil.

     Subpart (c) is amended and restated as follows:


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      (c)  Stock options held by Mr. Hightower to purchase 30,000 shares of
           Common Stock vested on December 4, 2001, and stock options held by Mr. Hightower to purchase 599,999 shares of Common Stock vested on December 13, 2001. In addition, stock options to purchase 829 shares of Common Stock will vest on January 2, 2002. Other than as described herein, Mr. Hightower has not acquired or disposed of beneficial ownership of the Issuer's Common Stock.

      (d)-(e)  No modification.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

           No modification.


Item 7.    Material to Be Filed as Exhibits.

           No modification.



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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   December 13, 2001                   /s/ JACK D. HIGHTOWER
                                            -----------------------------------
                                            Jack D. Hightower



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